UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                            Hershey Foods Corporation
                                (Name of Issuer)

                   Common Stock, one dollar ($1.00) par value
                         (Title of Class of Securities)

                                   427866 10 8
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement /   /.
                                                                    ---

(A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 427866 10 8              - 13G -                   Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Milton Hershey School and School Trust  (Hershey Trust
     Company, Trustee in Trust for Milton Hershey School)
     FIN 23-1353340

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
   GROUP*
     (a)  /   /
     (b)  /   /

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

NUMBER OF          5.  SOLE VOTING POWER                      None
SHARES
BENEFICIALLY
OWNED BY
EACH               6. SHARED VOTING POWER                     None
REPORTING
  WITH
                   7. SOLE DISPOSITIVE POWER                  None


                   8. SHARED DISPOSITIVE POWER
                      12,276,671 Common Stock plus 30,306,006
                      shares of Class B Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 42,582,677

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
     12,276,671 Common Stock plus 30,306,006 shares Class B
     Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 42,582,677

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
   EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.6% (12,276,671 of 142,940,507 outstanding)
     24.6% (42,582,677 of 173,384,415 outstanding pursuant to Rule
                 13d-3(d)(1))


12 TYPE OF REPORTING PERSON*
     OO


              *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 427866 10 8              - 13G -                     Page 3 of 5 Pages

Item 1(a) Name of Issuer:
          Hershey Foods Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
          P.O. Box 810, Hershey, Pennsylvania  17033

Item 2(a) Name of Person Filing:
          Hershey Trust Company, Trustee in Trust for Milton Hershey
          School

Item 2(b) Address of Principal Business Office, or, if none,
          Residence:
          100 Mansion Road East, P.O. Box 445, Hershey,
          Pennsylvania 17033

Item 2(c) Citizenship:
          Pennsylvania Charitable Trust

Item 2(d) Title of Class Securities:
          Common Stock, one dollar ($1.00) par value

Item 2(e) CUSIP Number:
          427866 10 8

Item 3.
          Not applicable. The original statement was filed pursuant to Rule 13d-1(c).

Item 4.   Ownership:
          The following information is provided as of December 31, 1999:
               (a) Amount Beneficially Owned:  12,276,671 plus
                    30,306,006 shares of Class B common Stock
                    ($1.00 par value) convertible share for share into Common Stock for a total of 42,582,677
               (b) Percent of Class: 8.6% (12,276,671 of
                    142,940,507 outstanding); 24.6% (42,582,677
                    of 173,384,415 outstanding pursuant  to Rule
                    13d-3(d)(1))
               (c) Number of shares as to which such person has:
                    (i) sole power to vote or to direct the vote: none
                    (ii) shared power to vote or to direct the vote:
                     none




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CUSIP No. 427866 10 8              - 13G -              Page 4 of 5 Pages


                    (iii) sole power to dispose or to direct the
                          disposition of :
                          none
                    (iv) shared power to dispose or to direct the disposition of :
                          12,276,671 plus 30,306,006 shares of Class B
                          Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 42,582,677

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.

CUSIP No. 427866 10 8              - 13G -                    Page 5 of 5 Pages

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 5, 2000
                                             HERSHEY TRUST COMPANY,
                                             TRUSTEE IN TRUST FOR
                                             MILTON HERSHEY SCHOOL


                                             By  /s/ Robert C. Vowler
                                             Robert C. Vowler, President
                                             Hershey Trust Company,
                                                 Trustee